

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2013

Via E-Mail
Pierre Quilliam
Chief Executive Officer
GoldLand Holdings Co.
1001 3rd Ave., W., Suite 430
Bradenton, Florida 34205

> **Re:** **GoldLand Holdings Co.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed November 15, 2013**
> **File No. 000-53505**

Dear Mr. Quilliam:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated October 22, 2013. The introductory paragraph to Topic 3 of the Division of Corporation Finance's Financial Reporting Manual, available at http://www.sec.gov/divisions/corpfin/ cffinancialreportingmanual.pdf, states that "[s]maller reporting companies should present pro forma information for other current or probable transactions if that presentation would be material to investors." Your revised disclosure reflects that "[t]he closing [of] the Equipment Acquisition could be considered a material change in the Company's business plan," that the Company is entering into the Equipment Acquisition "in order [to] diversify the Company's operations," and that the closing of the acquisition "could be deemed to constitute a change of control of the Company." In addition, based on the

amount of revenue that will be derived from leasing the equipment relative to the Company's current annual revenue, it appears that pro forma information would be material to investors. Therefore, please provide pro forma financial information that accounts for the Equipment Acquisition and the related transactions or advise.

Acquisition and Lease of Casino Equipment, and Related Transactions, page 3

2. Please disclose under a separate heading the interests of certain persons in the matters to be acted upon as required by Item 3 of Schedule 14C, including the amount of compensation and bonus shares to be awarded to your affiliates.

Summary Term Sheet, page 3

3. Please briefly disclose in this section the material transactions related to the Equipment Acquisition, including the agreements to issue the 17,000,000 bonus shares, the 19,977,980 bonus shares under the consulting agreements, and the 30,275,000 shares that may be issued as future compensation under consulting agreements. Also disclose the percentage of your total issued and outstanding shares that these shares represent and whether this may constitute a change of control of the company.

4. Please disclose the dilution effect on the existing shareholders as a result of the transactions related to the Equipment Acquisition.

Bonus Shares, page 5

5. Please quantify the dollar value of the bonus shares you expect to award to your officers, directors and significant shareholders.

Consulting Agreements, page 5

6. Please clarify your disclosure as follows:
   - Quantify the dollar value of the bonus shares.
   - Describe the purpose of the consulting agreements, including the type of service each consultant is expected to provide to the company.
   - The cumulative annual consulting compensation equals $1,235,000, which exceeds the amount of annual lease payments of $700,000. Explain why the company plans to pay more in annual consulting fees in connection with the Equipment Acquisition than it would receive in annual leasing fees.
   - Disclose the estimated number of shares that may be issued as future compensation under the consulting agreements.

Please contact Ronald E. Alper, at (202) 551-3329, or Brigitte Lippmann, at (202) 551-3713, with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Robert Mottern, Esq.
        Investment Law Group of Davis Gillett Mottern & Sims, LLC